SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Release  |  Lisbon  |  29 June 2010

Portugal Telecom informs on revised consideration for the proposal received from Telefónica

Portugal Telecom, SGPS SA (“PT”) informs that it has received today from Telefónica a revised price for the proposal to acquire PT’s 50% shareholding in Brasilcel (“Offer”). This new consideration amounts to Euro 7.15 billion and is valid until 2 July 2010. All the other terms and conditions of the offer received on 1 June 2010 remain the same. This new offer will be submitted to Shareholders at the General Shareholders Meeting that will take place on 30 June 2010.

The full document received from Telefónica is disclosed herein.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

To the attention of:

Mr. Henrique Granadeiro - Chairman of the Board of Directors of Portugal Telecom, SGPS S.A.

Mr. Zeinal Bava - Chief Executive Officer of Portugal Telecom, SGPS S.A.

The Board of Directors of Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, 40

1069-300 Lisbon

June 29, 2010

Dear Sirs,

We refer to the binding offer submitted by Telefónica, S.A. (“Telefónica”) to Portugal Telecom, SGPS, SA. (“Portugal Telecom”) on June 1st, 2010 for the acquisition by Telefónica of fifty percent (50%) of the shares of Brasilcel, N.V. (the “Offer”). Unless otherwise defined herein, capitalized terms in this letter shall have the meaning ascribed to them in the Offer.

As it is well known, the Offer was received and examined by the Board of Directors of Portugal Telecom at a meeting held on June 1st, 2010. At this meeting it was decided to request the Chairman of the General Shareholders’ Meeting (“Chairman”) to convene a General Meeting of Shareholders to resolve on the Offer “under the terms and at the price of the current offer or at a higher price presented”. The Chairman decided to convene the General Shareholders’ Meeting for June 30, 2010 (“GSM”), as published on June 7, 2010.

In view of (i) the foregoing item of the GSM’s agenda and (ii) the Portugal Telecom Board of Directors’ proposal under such item, Telefónica hereby communicates to Portugal Telecom its irrevocable undertaking to increase the price of the Offer so that the aggregate purchase price of the offer would amount to Euros 7,150 million (seven thousand one hundred and fifty million Euros) (the “Increased Offer”). Therefore:

•                 if Portugal Telecom elects to effect the Transaction following Alternative A, the Alternative A Consideration shall be Euros 7,150 million (seven thousand one hundred and fifty million Euros), and

•                 if Portugal Telecom elects to effect the Transaction following Alternative B, the Alternative B Consideration (corresponding to one third of the shares of Brasilcel, N.V. held by Portugal Telecom) shall be Euros 2,383,333,333 (two thousand three hundred and eighty three million three hundred and thirty three thousand three hundred and thirty three Euros) and the Alternative B Put Consideration (corresponding to the remaining shares of Brasilcel, N.V. held by Portugal Telecom) shall be Euros 4,766,666,667 (four thousand seven hundred and sixty six million six hundred and sixty six thousand six hundred and sixty seven Euros).

This Increased Offer shall constitute a binding commitment of Telefónica subject to the terms and conditions set out in the letter dated June 1st, 2010, as modified in this letter. Furthermore, this Increased Offer is the final and definitive offer and Telefónica will not amend, improve, adjust, extend or in any other manner modify it.

If the GSM approves the terms and conditions of this Increased Offer, please confirm Portugal Telecoms’s acceptance by executing this letter below together with the letter dated June 1st, 2010 and returning one copy of both letters duly signed to us, not later than July 2, 2010.

Yours sincerely,

TELEFÓNICA, S.A.

By	/s/ Julio Linares López
Name: Julio Linares López
Title: Consejero Delegado

Acknowledged and agreed:
PORTUGAL TELECOM, SGPS, SA.

By
Name:
Title:
Date:

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2010

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.